UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934: For the fiscal year ended December 31, 2006

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934: For the transition period from ______ to _________.

Commission File No. 333-93879

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Harley-Davidson
Retirement Savings Plan for Milwaukee and
Tomahawk Hourly Bargaining Unit Employees

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Harley-Davidson, Inc.
3700 West Juneau Avenue
Milwaukee, Wisconsin 53208

REQUIRED INFORMATION

1.	Not applicable.

2.	Not applicable.

3.	Not applicable.

4.	The Harley-Davidson Retirement Savings Plan for Milwaukee and Tomahawk Hourly Bargaining Unit Employees (the Plan) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Attached hereto is a copy of the most recent financial statements and schedule of the Plan prepared in accordance with the financial reporting requirements of ERISA.

Exhibit

23 Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Harley-Davidson
Retirement Savings Plan for
Milwaukee and Tomahawk Hourly Bargaining Unit Employees
Date: 6/28/07	By: /s/ Perry A. Glassgow
Perry A. Glassgow
Administrative Committee Member

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Harley-Davidson Retirement Savings Plan for Milwaukee
and Tomahawk Hourly Bargaining Unit Employees
Years Ended December 31, 2006 and 2005
With Report of Independent Auditors

Harley-Davidson Retirement Savings Plan for Milwaukee
and Tomahawk Hourly Bargaining Unit Employees

Financial Statements and Supplemental Schedule

Years Ended December 31, 2006 and 2005

Report of Independent Registered Public Accounting Firm

The Harley-Davidson Retirement Plans Committee
Harley-Davidson Retirement Savings
    Plan for Milwaukee and Tomahawk
    Hourly Bargaining Unit Employees

We have audited the accompanying statements of assets available for benefits of Harley-Davidson Retirement Savings Plan for Milwaukee and Tomahawk Hourly Bargaining Unit Employees as of December 31, 2006 and 2005, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Milwaukee, Wisconsin
June 25, 2007

Harley-Davidson Retirement Savings Plan for Milwaukee
and Tomahawk Hourly Bargaining Unit Employees

Statements of Assets Available for Benefits

	December 31
	2006	2005
Assets
Investments:
Interest in Harley-Davidson Retirement
Savings Plan Master Trust (Note 3)	$154,388,583	$135,391,432
Notes receivable from participants	4,540,998	3,962,592

Assets available for benefits at fair value	158,929,581	139,354,024
Adjustment from fair value to contract value for interest in
Harley-Davidson Retirement Savings Plan Master Trust
relating to fully benefit-responsive investment contracts	329,640	377,144

Assets available for benefits	$159,259,221	$139,731,168

See accompanying notes.

Harley-Davidson Retirement Savings Plan for Milwaukee
and Tomahawk Hourly Bargaining Unit Employees

Statements of Changes in Assets Available for Benefits

	Year Ended December 31
	2006	2005
Additions:
Investment income:
Interest income	$276,402	$225,401
Equity in investment (loss) income of Harley-Davidson
Savings Plan Master Trust (Note 3)	21,151,979	(814,868)

Total investment income (loss)	21,428,381	(589,467)
Contributions:
Participant	10,265,459	9,873,327
Participant rollovers	345,318	213,038
Company	4,699	--

Total contributions	10,615,476	10,086,365

Total additions	32,043,857	9,496,898
Deductions:
Benefit payments and withdrawals	12,453,005	9,683,720
Administrative expenses	17,241	14,470

Total deductions	12,470,246	9,698,190

Net increase before transfers to other Harley-Davidson plans	19,573,611	(201,292)
Transfers (to) from other Harley-Davidson plans	(45,558)	198,475

Net increase (decrease)	19,528,053	(2,817)
Assets available for benefits at beginning of year	139,731,168	139,733,985

Assets available for benefits at end of year	$159,259,221	$139,731,168

See accompanying notes.

Harley-Davidson Retirement Savings Plan for Milwaukee
and Tomahawk Hourly Bargaining Unit Employees

Notes to Financial Statements

Years Ended December 31, 2006 and 2005

1. Description of the Plan

The following brief description of the Harley-Davidson Retirement Savings Plan for Milwaukee and Tomahawk Hourly Bargaining Unit Employees (the Plan) is provided for general information purposes only. Participants should refer to the Summary Plan Description for more complete information.

General

The Plan is a defined-contribution plan that covers hourly employees of the Harley-Davidson Motor Company Operations, Inc. (the Company) Milwaukee area and Tomahawk plants, subject to a union bargaining agreement and meeting minimum eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may defer a portion of their compensation on a pre-tax basis through contributions to the Plan. Effective August 1, 2006, the Plan was amended to allow participants to also make Roth contributions to the Plan on an after-tax basis. For purposes of the Plan, a Roth contribution is an elective deferral that otherwise would be a pre-tax contribution to the Plan, but the participant, at the time of making the cash or deferral election with respect to the contribution, has irrevocably designated as a Roth contribution rather than as a pre-tax contribution. A Roth contribution is included in the participant’s taxable income at the time the participant would have received that amount in cash if the participant had not elected to have the amount contributed to the Plan as a Roth contribution. The maximum amount that participants may defer and contribute to the Plan is determined from time to time by the plan administrator and is subject to limitations under the Internal Revenue Code (the Code).

Company contributions are not permitted.

Rollover contributions to the Plan are permitted under certain circumstances, as defined in the Plan.

Harley-Davidson Retirement Savings Plan for Milwaukee
and Tomahawk Hourly Bargaining Unit Employees

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participants’ Accounts

Separate accounts are maintained for each participant. The account balances are adjusted on a daily basis for participants’ contributions, net investment income, loan fees, and distributions of participants’ benefits or withdrawals.

Participants have the option of investing their contributions in one or any combination of 19 investment funds (increased to 25 effective January 1, 2007).

The Plan is intended to satisfy the requirements under Section 404(c) of ERISA and, therefore, provides that participants may choose to direct their contributions and/or all or part of their account balances among any of the Plan’s investment alternatives daily.

The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in 100% of their contributions and earnings thereon.

Payments of Benefits

Benefit and withdrawal payments consist of the following:

For payments made upon retirement, death, disability, or termination of employment, the balance in a participant’s account is paid to the participant or beneficiary in a lump sum, periodic payments (in certain instances), or other form of payment as allowed under the Plan.

Participants may not withdraw prior to retirement, death, disability, or termination of employment any portion of their accounts pertaining to contributions made under provisions of Section 401(k) of the Code, except for financial hardships, as defined in the Code, or after the participant attains age 59 1/2. The permissible in-service withdrawals are from before tax contributions.

Harley-Davidson Retirement Savings Plan for Milwaukee
and Tomahawk Hourly Bargaining Unit Employees

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Loans

Participants may borrow up to 50% of their vested account balances, not to exceed $50,000. Loans bear interest commensurate with the rate which would be charged by commercial lenders for similar loans. The term of the loan cannot exceed five years (ten years in the case of a home purchase).

Administrative Expenses

Administrative expenses generally are paid by the Company. Loan application and service fees are paid by participants.

2. Summary of Significant Accounting Policies

Master Trust Investments

The Plan’s investments consist of its interest in the investments of the Harley Davidson Retirement Savings Plan Master Trust (the Master Trust) and notes receivable from participants. The Master Trust is an arrangement by which investments of the Plan and four other Harley-Davidson defined-contribution plans share a trust (see Note 3). The Plan’s investment in the Master Trust is based on its equity share of the Master Trust’s investments.

Valuation of Investments

The Master Trust investments in mutual funds and common trust funds are stated at fair value, except for the an investment in the Managed Income Portfolio, a common collective trust portfolio of the Fidelity Group Trust for Employee Benefit Plans (the Managed Income Portfolio Fund), which is stated at contract value. Fair value is based on the quoted market or redemption values on the last business day of the Plan year. Securities traded on a national securities exchange are valued at the closing market price on the last business day of the Plan year. The Plan’s interest in the common collective trust is valued based on information reported by Fidelity Management Trust Company using financial statements of the common collective trust at year-end. The money market fund is stated at cost, which approximates fair value.

Harley-Davidson Retirement Savings Plan for Milwaukee
and Tomahawk Hourly Bargaining Unit Employees

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

The Harley-Davidson Stock Fund (the Fund) is tracked on a unitized basis. The Fund consists of Harley-Davidson, Inc. common stock and funds held in the Fidelity Cash Reserves Fund sufficient to meet the Fund’s daily cash needs. Unitizing the Fund allows for daily trades. The value of a unit reflects the combined market value of Harley-Davidson, Inc. common stock and the cash investments held by the Fund.

Notes receivable from participants are stated as their unpaid principal balances, which approximate fair value.

New Accounting Pronouncement

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the statement of assets available for benefits presents the fair value of the investment in the common collective trust, as well as the adjustment of the investment in the common collective trust from fair value to contract value relating to the investment contracts. Prior year balances have been reclassified accordingly. The statement of changes in assets available for benefits is presented on a contract value basis.

Risks and Uncertainties

The Master Trust investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the financial statements and accompanying notes.

Harley-Davidson Retirement Savings Plan for Milwaukee
and Tomahawk Hourly Bargaining Unit Employees

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

The assets of the Master Trust include investments held for the Plan, the Harley-Davidson Retirement Savings Plan for Kansas City Hourly Bargaining Unit Employees, the Harley-Davidson Retirement Savings Plan for Salaried Employees, the Harley-Davidson Retirement Savings Plan for York Hourly Bargaining Unit Employees, and the Buell Motorcycle Company Retirement Savings Plan (collectively, the Plans). The assets have been allocated among the Plans based on the respective participants’ interest, adjusted for other allocable assets and liabilities.

Harley-Davidson Retirement Savings Plan for Milwaukee
and Tomahawk Hourly Bargaining Unit Employees

Notes to Financial Statements (continued)

3. Investments (continued)

A summary of the Master Trust’s investments at December 31 is as follows:

	2006	2005
Investments at fair value:
Mutual funds	$367,430,918	$282,531,528
Common collective trust fund - Managed
Income Portfolio Fund	71,858,139	69,985,300
Common stock fund - Harley-Davidson, Inc.	151,265,828	135,400,730
Money market fund	1,727,208	1,778,969
Other receivable (payable)	6,495	(12,510)

Assets of the Master Trust at fair value	592,288,588	489,684,017
Adjustment from fair value to contract value for
interest in common collective trust relating to
fully benefit-responsive investment contracts	722,224	794,518

Assets of the Master Trust at contract value	593,010,812	490,478,535
Less amounts allocated to other plans	438,292,589	354,709,959

Plan’s interest in Master Trust after contract
value adjustment	154,718,223	135,768,576
Plan’s allocated adjustment from contract value
to fair value	(329,640)	(377,144)

Plan’s interest in Master Trust at fair value	$154,388,583	$135,391,432

At December 31, 2006 and 2005, the Plan’s interest in the assets of the Master Trust was approximately 26% and 27%, respectively.

The Master Trust holds an investment in the Managed Income Portfolio Fund. The Managed Income Portfolio Fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The Managed Income Portfolio Fund issued is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

Harley-Davidson Retirement Savings Plan for Milwaukee
and Tomahawk Hourly Bargaining Unit Employees

Notes to Financial Statements (continued)

3. Investments (continued)

The Managed Income Portfolio Fund is included in the financial statements at contract value as reported to the Plan by Fidelity Management Trust Company. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.

As required by the FSP, the statement of assets available for benefits presents the fair value of the Managed Income Portfolio and an adjustment, which in total equals the contract value of the Managed Income Portfolio. The fair value of the Managed Income Portfolio Fund equals the fair value of the underlying assets in the common collective trust fund. As provided in the FSP, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (ii) changes to Plan’s prohibition on competing investment options or deletion of equity wash provisions, (iii) bankruptcy of the plan sponsor or other plan sponsor events (e.g., divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan, or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Harley-Davidson Retirement Savings Plan for Milwaukee
and Tomahawk Hourly Bargaining Unit Employees

Notes to Financial Statements (continued)

3. Investments (continued)

Investment income has been allocated among the Plans based on the respective participants’ interest, adjusted for other allocable income and losses. Investment income generated by the investments of the Master Trust and the Plan’s allocated share therein are as follows:

	Year Ended December 31
	2006	2005
Interest and dividend income	$23,065,124	$13,962,617
Net appreciation in fair value of mutual funds	20,372,415	6,456,432
Net appreciation (depreciation) in fair value of
common stock - Harley-Davidson, Inc.	46,337,511	(24,603,036)

Investment income (loss) generated
by the Master Trust	89,775,050	(4,183,987)
Less amount allocated to other plans	68,623,071	(3,369,119)

Master Trust investment income (loss)
allocated to the Plan	$21,151,979	$(814,868)

4. Transactions With Parties in Interest

The Master Trust holds investments in Harley-Davidson, Inc. common stock.

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA and the union bargaining agreement.

Harley-Davidson Retirement Savings Plan for Milwaukee
and Tomahawk Hourly Bargaining Unit Employees

Notes to Financial Statements (continued)

6. Income Tax Status

The Plan received a determination letter from the Internal Revenue Service dated April 5, 2001, stating that the Plan is qualified under Section 401(a) of the Code, and therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

7. Legal Matters

On August 25, 2005, a class action lawsuit alleging violations of the ERISA was filed in the United States District Court for the Eastern District of Wisconsin against Harley-Davidson, Inc., the Administrative Committee of Harley-Davidson, Inc., and certain Company employees, officers, and directors. Pursuant to the schedule set by the court, on October 2, 2006, the ERISA plaintiff filed an Amended Class Action Complaint, which named the Company, the Harley-Davidson Motor Company Retirement Plans Committee, the Company’s Leadership and Strategy Council, Harold A. Scott, James L. Ziemer, James M. Brostowitz, Gail A. Lione, Joanne M. Bischmann, Karl M. Eberle, Jon R. Flickinger, Ronald M. Hutchinson, James A. McCaslin, W. Kenneth Sutton, Jr., and Donna F. Zarcone, who are current or former Company officers or employees, as defendants. In general, the ERISA complaint includes factual allegations similar to those in shareholder class action lawsuits that Harley-Davidson, Inc. has disclosed in its recent publicly available filings (which include complaints that allege securities law violations) and alleges on behalf of participants in the Plans that the plan fiduciaries breached their ERISA fiduciary duties. On February 15, 2006, the court ordered the ERISA action consolidated with the securities and other related actions that are pending in that court for administrative purposes. On December 18, 2006, the defendants filed a motion to dismiss the ERISA complaint in its entirety. Briefing of the motion to dismiss was completed in April 2007.

Harley-Davidson, Inc. believes the allegations against all of the defendants in the lawsuits against the Company are without merit, and it intends to vigorously defend against them. As all of these matters are in the preliminary stages, the Company is unable to predict the scope or outcome or quantify their eventual impact, if any, on the Company. At this time, the Company is also unable to estimate associated expenses or possible losses. The Company maintains insurance that may limit its financial exposure for defense costs and liability for an unfavorable outcome, should it not prevail, for claims covered by the insurance coverage.

Harley-Davidson Retirement Savings Plan for Milwaukee
and Tomahawk Hourly Bargaining Unit Employees

Notes to Financial Statements (continued)

8. Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2006	2005
Net assets available for benefits per the
financial statements	$159,259,221	$139,731,168
Less adjustment to fair value	(329,640)	(377,144)

Net assets available for benefits per Form 5500	$158,929,581	$139,354,024

The following is a reconciliation of employer contributions per the financial statements to the Form 5500:

Year Ended December 31 2006
Net investment gain from Master Trust investment accounts	$--
Plus adjustment to fair value of GIC - current year	329,640

Employer contributions per the Form 5500	$329,640

Supplemental Schedule

Harley-Davidson Retirement Savings Plan for Milwaukee
and Tomahawk Hourly Bargaining Unit Employees

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

EIN #39-1805420       Plan #005

December 31, 2006

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
Plan participants	Participant loans with interest rates ranging from 6.00% to 9.50%,
	with various maturities. Collateralized by applicable participants’
	account balances.	$4,540,998

Exhibit Index

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm